

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 5,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 25, 2020**
> **CIK No. 0001806904**

Dear Mr. Ye:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 25, 2020

As a company incorporated in the BVI . . .,, page 25

1. We note your response to prior comment four; however, the disclosures to which you refer relate to matters under the federal securities laws, not corporate governance exemptions for the exchange on which you intend to list. Please revise to disclose the exemptions you will be permitted to follow, even if you do not currently intend to utilize them.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

2.   We have reviewed your response to prior comment ten. As previously requested and as provided in your response, please enhance your disclosure to quantify any amounts included in inventory, advances to suppliers, and property and equipment related to electric bikes that do not meet new national safety standards for electric bikes in the PRC that are recorded in your most recent balance sheet. Please also disclose and discuss how you assessed these assets for impairment.

Net Revenues, page 43

3.   We have reviewed your response to prior comment nine. In regard to the revenue you recognized related to battery cell trading, please revise your disclosures to explain how the amount of your fee was determined (i.e. was it based on the quantity of battery cells sold, the dollar value of battery cells sold or some other measure) and identify the party who paid you the fee (i.e. the seller or buyer). Please also provide investors with a better understanding of your future expectations regarding your trading business, including whether the revenue you recognized in FY 2019 related to one or multiple transactions and how you identify potential sellers and buyers.

Financial Statements for the Years Ended September 30, 2019 and 2018, page F-1

4.   Please provide interim financial statements and related disclosures to the extent required by Item 4 of Form F-1 and Item 8 of Form 20-F.

Note 17. Subsequent Events, page F-34

5.   We have reviewed your response to prior comment 31. As previously requested, please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

     You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Anslow, Esq.